                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Stake Technology Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           Michael A. Schwartz., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 17, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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                                  SCHEDULE 13D



----------------------------                        ----------------------------
CUSIP No.      85 25 59 103                                    Page 2 of 5 Pages
----------------------------                        ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                              (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,811,600
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                7,811,600
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,811,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 2 to Schedule 13D is being filed by Claridge Israel LLC (the "Reporting Person") with respect to the common stock, without par value (the "Common Stock"), of Stake Technology Ltd. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2001 (the "Initial Statement"), as amended by Amendment No.1 thereto filed by the Reporting Person on October 2, 2001.


Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person may be deemed to beneficially own 7,811,600 shares of Common Stock, which represents 19.99% of the Common Stock of the Issuer based on the 32,923,203 shares of Common Stock reported by the Issuer as outstanding as of August 7, 2001, 3,000,000 shares of Common Stock and warrants to purchase 2,250,000 shares of Common Stock issued in the Private Placement (as defined in Item 6) and the issuance of 899,625 shares of Common Stock pursuant to the exercise of options by members of the Issuer's management. Except as disclosed in this Item 5(a), as of the date hereof, neither the Reporting Person nor, to the best of its knowledge, any of the Schedule I Persons beneficially owns any shares of Common Stock.

Item 5(c) is hereby amended by adding thereto the following:

     (c) Except as set forth in Schedule II attached to this Amendment No. 2, since the filing of Amendment No. 1 to the Initial Statement there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of the Schedule I Persons. All of the purchases set forth on Schedule II hereto were made in open market transactions effected in the NASDAQ small cap market. In addition, on October 17, 2001, in privately negotiated transactions, the Reporting Person acquired an aggregate of 602,500 shares of Common Stock at a price of $1.86 per share from certain members of the Issuer's management.

                                       4

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 23, 2001                     CLARIDGE ISRAEL LLC

                                            By: /s/ Michel Boucher
                                                --------------------------------
                                            Name:   Michel Boucher
                                            Title:  Vice President

                                   SCHEDULE II

                                 TO SCHEDULE 13D

       Information with Respect to Transactions in the Class of Securities
         Reported on that were Effected on the NASDAQ Small Cap Market since the filing of Amendment No. 1 to the Initial Statement



   Trade Date                Shares Purchased            Price per Share
   ---------------------------------------------------------------------
   2-Oct-01                       5,500                      1.84
   3-Oct-01                       10,000                     1.80
                                  15,000                     1.85
                                  5,000                      1.89
                                  55,000                     1.90
   4-Oct-01                       25,000                     1.90
   9-Oct-01                       50,000                     1.89
                                  41,300                     1.87
   10-Oct-01                      12,800                     1.85
   12-Oct-01                      5,000                      1.85
                                  5,000                      1.87
                                  15,400                     1.88
                                  14,100                     1.89
                                  1,700                      1.90
   Total                         260,800